82-3733

TATA

05008537

30th May, 2005
BJ/SH-L2/182

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Security Code	Type of Security	Book Closure		Purpose
		From	To	
400 500400	Equity Shares	14th July 2005	4th August 2005	Payment of Dividend, if declared at the Annual General Meeting of the Company to be held on 4th August 2005

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Company Secretary and
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549, U.S.A.

RECEIVED
2005 JUN -7 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

dcw 6/7

TATA

30th May, 2005
BJ/SH-L2/186

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results – Press Release

Further to our letter No.BJ/SH-L2/181 dated 30th May 2005, we forward herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Company Secretary and
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549, U.S.A.

TATA

immediate use **PRESS RELEASE**

Tata Power records highest ever generation, profits and dividend

Board authorizes sale of Tata Power Broadband

- **Annual Generation at 13,283 MUs (previous highest at 12996 MUs in FY03)**
- **Annual Sales at 12,663 MUs (previous highest at 12318 MUs in FY03)**
- **FY05 PAT at Rs. 551.36 crores- highest ever recorded by the Company**
- **Dividend recommended at Rs. 7.50 per share (previous highest at Rs. 7.0 per share)**
- **Trombay and Jojobera Stations register highest ever generation at 9511 MUs at PLF of 81.63 % and 1950 MUs at PLF of 72.38% respectively**
- **Sets benchmarks in Operation & Maintenance- Unit 6 (500 MW) overhaul in a record 22 days and Unit 7 (180 MW) overhaul in 29 days against industry average of 45 days**
- **Power Systems Division registers 73.6% growth in revenues, strong order book position**
- **Tata Power Trading commences sales to MSEB, MPSEB, Rajasthan Discoms and Delhi Transco**

Mumbai, 30th May 2005: The Tata Power Company (TPC), India's largest private power company, today announced its Annual Results for the financial year ended March 31st 2005. The Tata Power Board also authorized the management to negotiate and finalize the sale of Tata Power Broadband. Tata Power Broadband maintains its thrust in the wholesale broadband business and functions as a Carrier's Carrier, offering services to carriers, telecom service providers and bulk users of bandwidth.

Highlights – FY05:

¤ For the FY2004-05, Tata Power reported revenues at Rs 3930.44 crores as compared to Rs 4239.08 crores in the previous year. The decline in revenues is mainly on account of reduced tariffs and lower fuel cost. Consumers in the Mumbai license area received the benefit of 10.1% reduction in tariff.

¤ FY05 PBT and PAT at Rs. 758.79 crores & Rs. 551.36 crores respectively- highest ever recorded by the Company.

¤ Generation at 13,283 MUs in FY05, up from 12,917 MUs in FY04, an increase of 2.83 per cent, the highest ever recorded by the Company.

¤ Tata Power realized an additional savings of Rs. 100 crores in FY05 (Rs. 188 crores in FY04) through its ongoing cost reduction initiatives by optimizing fuel-mix and improving fuel logistics.

¤ Sale of Tata Petrodyne for an enterprise value of Rs. 360 crores.

¤ Sale of Wadi Plant for a consideration of Rs. 235.45 crores.

Highlights - Q4 FY05:

¤ Tata Power reported profits (PAT) at Rs. 170.55 crores as compared to Rs. 54.35 crores over the corresponding period last year on revenues of Rs. 962.30 crores and Rs. 1039.06 crores respectively.

¤ The realization of higher profits has been through sale of investments while the margins have been under pressure due to regulatory guidelines on tariff.

Other Businesses:

¤ **Power Systems Division:** The Division is now a major player in the EPC Transmission Business in the country. The Division has been seeing healthy growth in its turnover, which moved up to Rs. 184.53 crores in the current year from Rs.106.31 crores in previous year. The Division has also improved its order book position to Rs. 411 crores at the end of the current year compared to Rs. 292 crores at the end of previous year.

¤ **Strategic Electronics Division:** The Strategic Electronics Division registered an Operating Revenue of Rs. 62.05 crores, an improvement over the Rs 61.06 crores achieved in FY '04. The Division received the Request for Proposal (RFP) for the much awaited and prestigious Multi Rocket Launcher System production order and, upon award, is estimated to keep SED's assembly and testing lines running to capacity for three years beginning third quarter of FY '06.

¤ **Powerlinks Transmission Limited- TALA Project**: TALA Transmission project, India's first inter state transmission project with private and public sector participation, for construction of 400 kV transmission lines is progressing on schedule.

¤ **North Delhi Power Limited**: The Joint Venture between Delhi State Government & Tata Power Company distributing Power in the North & North-West parts of Delhi has posted a PBT of Rs. 98.73 crores during FY05 on a turnover of Rs. 1577crores. Almost 1/3 of the PBT is on account of the incentive share of NDPL for over achieving its AT&C reduction targets. NDPL has lowered AT&C losses to 34% against the targeted 40.85% in FY05. The Company has achieved cumulative AT&C reduction of 18% in just 3 years, 2 years ahead of schedule which was to reduce losses by 17% in 5 yrs.

¤ **Funds Raised:**

In order to participate in opportunities presented by Electricity Act 2003, augment generation capacity, expand distribution business and selectively participate in SEB privatization process, Tata Power has:

- Successfully raised Rs. 600 crores in the domestic market through private placement of debentures at attractively low interest rates on par with government securities with a similar life span.
- Completed a US$ 200 Million, 5 year Foreign Currency Convertible Bond (FCCB) issue.

¤ **New Projects:**

- **120 MW Jojobera expansion project:** The project is scheduled to commence operations in October 2005. Power from this unit will be sold to the Jharkhand State Electricity Board (JSEB) and traded with other customers.
- **Maithon project:** The Company has signed a Memorandum of Understanding (MoU) with Damodar Valley Corporation (DVC) for implementing the 1000 MW Maithon Right Bank Thermal Power Project through a joint venture company in which Tata Power would hold 74% stake and 26% would be held by DVC. Tata Power is currently undertaking due diligence on the project.

- **Trombay:** The Company is carrying out a detailed project report for repowering Unit 4 and this will involve increase in capacity. The Company is also pursuing the construction of a Captive Coal Berth at Trombay to improve the logistics of coal supply and ensure adherence to international environmental practices.

- **International Initiatives:** The Company has signed a Letter of Intent with the Government of Bangladesh for the development of a 1000 MW gas / coal based plant. Tata Power has already completed a pre-feasibility study on the same. Further discussions are being held with the Government of Bangladesh regarding implementation support and other arrangements. The Company is also exploring opportunities in the Middle East, South Africa and other countries.

Commenting on the Company's performance, Mr. Firdose Vandrevala, Managing Director, Tata Power said: "The Company has achieved significant milestones this fiscal through higher generation and sales. This is the result of our continued focus on optimizing operational efficiencies. On an encouraging note, the Company has yet again realized a significant yield from the on-going cost reduction initiatives. We continue to consolidate on the power business through capacity expansion, foray into new markets and strategically divesting our interests in non-core businesses, to maximize shareholder value."

About Tata Power:
The Tata Power Company Limited is India's largest private sector power producer with an installed generation capacity of 2203 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector -generation (thermal, hydro, solar and wind) transmission and distribution as well as broadband communication.

For further information please contact:
Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 5665 8748
Email: shalinis@tpc.co.in

Rashmi Naik / Navin Tauro
Vaishnavi Corporate Communications
Phone: 56568708/ 87 Fax: 56568788
Email: rashmi@vccpl.com / ntauro@vccpl.com

TATA

SEC MAIL PROCESSING RECEIVED JUN - 2 2005 WASH., D.C. 199 SECTION

30th May, 2005
BJ/SH-L2/181

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year 2004-05. We send herewith a statement containing the audited financial results which have been sent for publication.

At the said meeting, the Directors have recommended a dividend @ 75% (Rs.7.50 per share) to the shareholders for the year ended 31st March 2005.

The Annual General Meeting of the Company is scheduled to be held on Thursday, 4th August 2005 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Company Secretary and
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549, U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

	Particulars	Nine months ended	Quarter ended		Year ended	
		31-Dec-04	31-Mar-05	31-Mar-04	31-Mar-05	31-Mar-04
		MUs	MUs	MUs	MUs	MUs
1.	Generation	9,973	3,310	3,261	13,283	12,917
2.	Sales	9,456	3,207	3,068	12,663	12,231
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	a) Revenue from Power Supply	2,784.45	860.94	934.53	3,655.39	3,991.77
	b) Income from Other Operations	173.69	101.36	104.53	275.05	247.31
		2,968.14	**962.30**	**1,039.06**	**3,930.44**	**4,239.08**
4.	Expenditure					
	a) Staff Cost	90.24	65.16	65.68	155.40	191.83
	b) Cost of Power Purchased	316.69	99.01	100.21	415.70	409.49
	c) Cost of Fuel	1,401.94	462.04	422.31	1,863.98	1,848.87
	d) Cost of components, materials and services in respect of contracts	120.81	66.64	44.56	187.45	115.60
	e) Other expenditure	242.60	112.59	120.34	355.19	386.26
	f) Total expenditure (4a to 4e)	2,172.28	805.44	753.10	2,977.72	2,952.05
5.	Operating Profit	795.86	156.86	285.96	952.72	1,287.03
6.	Other Income	195.05	192.08	48.98	387.13	159.99
7.	Interest and Finance Charges	151.36	40.08	87.09	191.44	283.72
8.	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	839.55	308.86	247.85	1,148.41	1,163.30
9.	Depreciation	256.76	102.86	84.41	359.62	333.95
10.	Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets			76.57		95.08
11.	Provision for Contingencies		30.00		30.00	
12.	Profit before tax (8-9-10-11)	**582.79**	**176.00**	**86.87**	**758.79**	**734.27**
13.	Provision for Taxation					
	Current Tax	149.23	9.65	36.34	158.88	241.86
	Deferred Tax	52.75	(4.20)	(3.82)	48.55	(16.67)
14.	Net Profit after tax (12-13)	**380.81**	**170.55**	**54.35**	**551.36**	**509.08**
15.	Statutory & Special Appropriations				(3.73)	42.16
16.	Distributable Profit (14-15)				555.09	466.92
17.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
18.	Reserves including Statutory Reserves				4,365.03	4,277.00
19.	Basic Earnings per Share on Net Profit (In Rupees)	19.22	8.61	2.74	27.83	25.69
20.	Diluted Earnings per Share on Net Profit (In Rupees)	19.22	8.39	2.74	27.65	25.69
21.	Aggregate of non-promoter shareholding					
	No. of shares				13,36,50,822	13,35,74,574
	% of shareholding				67.54	67.50
22.	Final Dividend (Proposed)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)				7.50	7.00
	Amount (Rs. in crores)				148.60	138.69

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 30th May, 2005.

2. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL), the Company had in respect of the periods upto 31st March, 2004, taken credit in previous years for the amount recoverable in terms of the Common Order dated 3rd June,2003 passed by Hon'ble Bombay High Court in MERC Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 1019 crores. However, these amounts have been disputed by REL and only Rs. 895.55 crores has been paid by REL to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 31st March, 2005, as per the orders passed by MERC and the High Court.

   MERC passed an order dated 31st May, 2004 whereby, an amount of Rs. 313.93 crores as on 31st March, 2004 was directed to be refunded by the Company to REL together with interest @10% per annum commencing from 1st April, 2004 till the date of payment and Rs. 225.39 crores as on October, 2003, was directed to be paid to MSEB towards interest and delayed payment charges. The Company had filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004. REL had also filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004.The Hon'ble Bombay High Court by an Order dated 1st July, 2004 stayed the order for refund to REL on the condition that the Company furnish a Bank Guarantee in favour of the Prothonotary and Senior Master, High Court, Bombay for the sum of Rs. 315.30 crores, within 4 weeks. The Company has accordingly furnished such a Bank Guarantee on 23rd July, 2004. The Hon'ble Supreme Court, has granted REL Special Leave to Appeal against the said Order dated 1st July, 2004. The said Appeal is pending for hearing.

   Further, by the said Order dated 1st July, 2004, the Company was directed to pay a sum of Rs. 100 crores to MSEB within 4 weeks and the balance in two equal instalments on or before 31st October, 2004 and 31st January, 2005 respectively. The Company has accordingly paid all the three instalments to MSEB. The Hon'ble High Court however, did not stay or modify the payment of standby charges from 1st June, 2004 onwards. The Company has accordingly been paying a sum of Rs. 33 crores every month, to MSEB towards standby charges.

   By a Judgement dated 24th December, 2004, the Hon'ble High Court has disposed of the Writ Petition filed by the Company directing that the matter be decided by the Appellate Tribunal to be constituted under the Electricity Act, 2003. The Appellate Tribunal has been requested to decide the case as expeditiously as possible and in any event within four months from receipt of the judgement. The Hon'ble Court has further directed that during the interregnum period, the parties shall pay the standby charges according to the said Order dated 1st July, 2004. Both TPC and REL had filed Petitions in the Hon'ble Supreme Court of India to appeal against the said Order dated 24th December, 2004. Both have been granted leave and the appeals are pending for hearing.

   Since the aforementioned payments are subject to the final outcome of the Appeals, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of standby charges credited in previous years estimated at Rs. 503 crores for the period from 1st April, 1998 to 31st March, 2004. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 339 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created by the Company under the Electricity (Supply) Act, 1948 in earlier years.

   Consequent to the Appellate Tribunal becoming functional, the Company is in the process of filing an Appeal challenging the said Tariff Order. Adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be payable to REL for the quarter/year ended 31st March, 2005 in terms of the MERC Order. However the Company, as a matter of prudence, has accounted standby charges for the quarter/year ended 31st March, 2005, on the basis determined by the MERC Order.

3. During the quarter ended March, 2005, MERC has clarified the methodology for computing the Fuel Adjustment Charges (FAC) recoverable. This new basis provides for pass through of change in per unit generation /power purchase costs (between actual and the approved rates as per the Tariff Order) rather than the absolute cost of generation and power purchase.

   MERC has directed the applicability of this basis effective 1st April, 2004. However, TPC has made submissions before MERC for the same to be effective from 1st June, 2004, since the tariff in April and May 2004 had a mix of Demand charge, Energy charge and FAC different from the Tariff Order for 2004-05 issued on 11th June, 2004. Accordingly, FAC as per the revised basis has been accounted effective 1st June, 2004.

4. MERC vide its Tariff Order dated 11th June, 2004, had directed the Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from Statutory Reserves with the disputed Standby Charges referred to in Note 2 above. Consequently, the effect of the adjustments would be made with the adjustments pertaining to the Standby charges dispute as mentioned in Note 2 above.

5. The Company had hitherto been adjusting for the difference between the Clear Profit and Reasonable Return as per the provisions of the Electricity (Supply) Act, 1948. Pending notification of Tariff Regulations by the Central Government as well as by the State Regulatory Commission under the provisions of the Electricty Act, 2003, the Company has considered it prudent to carry forward the estimated excess of Clear Profit over Reasonable Return for the year of Rs. 30 crores as " Provision for Contingencies".

6. The Cost of Fuel for the year ended 31st March, 2005 is net of Rs. 40.19 crores on account of reversal of provision made in earlier years for levy of entry tax on fuel oil in terms of the Supreme Court Order dated 26th October, 2004. Consequently, the Revenue from Power Supply for the year is net of Rs. 37.44 crores.

7. Staff Cost and Other Expenditure for the year ended 31st March, 2005, includes amounts written back aggregating Rs. 22 crores and Rs. 17.70 crores respectively.

8. Under an agreement dated 25th September, 2004, the Company has sold effective 1st July, 2004 its 75MW Power Plant located at Wadi for a consideration of Rs. 235.45 crores and interest @ 5% from 1st July, 2004 upto 7th January, 2005, being the date of consummation of the transfer of the undertaking. Consequently, the profit of Rs. 32.75 crores and interest of Rs. 6.13 crores have been shown under Other Income for the year ended 31st March, 2005.

9. Other Income for the quarter ended 31st March, 2005 includes:

(a) Profit on sale of Investment in a Subsidiary - Tata Petrodyne Ltd. Rs. 181 crores;

(b) Loss on sale of Long Term Investments Rs. 27.28 crores (net of provision for diminution in value of Investment made in earlier years - Rs. 46.22 crores).

10. During the quarter ended 31st March, 2005, the Company issued 1% Foreign Currency Convertible Bonds (FCCB) aggregating to US $ 200 million (Rs. 878.80 crores at issue). The bondholders have an option to convert these bonds into shares, at an initial conversion price of Rs. 590.85 per share with a fixed rate of exchange on conversion of Rs. 43.38 = US $1, at any time on or after 6th April, 2005 upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The bonds may be redeemed, in whole but not in part, at the option of the Company at any time, on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certian conditions.Unless previously converted, redeemed or repurchased and cancelled, the Bonds fall due for redemption on 25th February, 2010 at 115.734% of their principal amount.

11. During the year ended 31st March, 2005, the amounts debited to Securities Premium Account (SPA) are -

(a) Rupee Debenture Issue expenses Rs. 3.31 crores and FCCB Issue expenses Rs. 19.45 crores and

(b) Premium payable on redemption of Debentures Rs. 134.70 crores and Premium payable on redemption of FCCB Rs. 138.40 crores.

The amount of Premium payable on redemption of FCCB and Debentures have been fully provided considering Accounting Standard 29 - "Provisions, Contingent Liabilities and Contingent Assets" becoming applicable during the year, and has been adjusted against the SPA as against the past practice of providing premium on a pro-rata basis and debiting to SPA. Consequently, SPA is lower by Rs. 259.57 crores.

12. Effective 1st April, 2004, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee, are proposed to be capitalised in accordance with the Accounting Standard 16 (AS16). Such costs were hitherto being charged to the Profit and Loss Account consistent with the treatment adopted in the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. However, this has no impact on the result for the quarter/year ended 31st March, 2005 as no such borrowing costs have been incurred during the quarter/year ended 31st March, 2005.

13. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, have been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Hitherto, they were not adjusted to the carrying cost of fixed assets but were being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. Accordingly, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 to 31st March, 2005 aggregating Rs. 44.59 crores [Rs. 0.20 crore for the quarter ended 31st March, 2005] has been capitalised and depreciation provided thereon.

14. As per the Accounting Standard Interpretation (ASI) 2 issued by the Institute of Chartered Accountants of India, the Company has capitalised machinery spares in the nature of capital spares/ insurance spares which were hitherto being carried at cost under Stores and Spares. Accordingly, Depreciation for the quarter and year ended 31st March, 2005, includes Rs. 31.10 crores being the depreciation on these spares for earlier years.

15. In respect of Electricity business, the Company has provided depreciation on additions/deletions on a pro-rata basis from/to the date of use of such assets as required by Schedule XIV to the Companies Act, 1956. In earlier years, no depreciation was provided in either the year of addition or deletion.

16. As a result of the changes in accounting policies, as stated in Notes 11,12,13 and 15, the impact for the quarter and year ended 31st March, 2005 are as follows -

Depreciation is higher by Rs. 1.39 crores and Rs. 52.69 crores respectively, Interest and Finance Charges are higher by Rs. 0.04 crore and lower by Rs. 0.03 crore respectively, Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets is lower by Rs. 0.25 crore and 38.31 crores respectively and the Profit before Tax is lower by Rs. 1.18 crore and Rs. 14.35 crores respectively.

17. a) Current Tax for the quarter, includes Rs. 18.54 crores in respect of earlier years and is net of Rs. 14.12 crores on sale of power plant at Wadi provided in an earlier quarter which has been reversed in view of long term Capital Loss being available to the Company during the quarter ended 31st March, 2005. Since the Company proposes to invest the Capital Gain on sale of its investments in Tata Petrodyne Ltd., in specified assets , as per the provisions of Section 54 EC of the Income Tax Act, 1961, no provision for Current Tax is considered necessary.

b) Current Tax for the quarter and year ended 31st March, 2004 included Rs. 17.77 crores pertaining to Additional Income-tax on dividend, since it was considered as an allowable expenditure for the purpose of the Sixth Schedule to the Electricity (Supply) Act, 1948.

c) Current Tax for the quarter and year ended 31st March, 2005 excludes Additional Income-tax on dividend, since MERC vide its Tariff Order dated 11th June, 2004, has disallowed the same for determination of Annual Revenue Requirement and accordingly, the figures for the quarter and year ended 31st March, 2005 are not comparable with those of the previous year.

18. Deferred tax for the year ended 31st March, 2005, includes a charge of Rs. 18.78 crores pertaining to earlier years in respect of the Windmill business of the Company, as the same is now considered outside the licensee business in accordance with the Order dated 11th June, 2004, of the Maharashtra Electricity Regulatory Commission (MERC). Consequently statutory appropriation to Deferred Tax Liability Fund made in the earlier years has been reversed.

19. The Auditors Report on the financial statements for the year, refers to the treatment given to a matter in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the repealed Electricity (Supply) Act, 1948 for earlier years, pending the approval of the relevant authorities.

20. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st January, 2005	2
Received during the quarter ended 31st March, 2005	3
Disposed off during the quarter ended 31st March, 2005	5
Unresolved at the end of the quarter ended 31st March, 2005	0

21. Previous period/year figures have been regrouped wherever necessary.

Date: 30th May, 2005.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Nine months ended	Quarter ended		Year ended	
	31-Dec-04	31-Mar-05	31-Mar-04	31-Mar-05	31-Mar-04
Segment Revenue					
Power business	2,819.82	863.29	963.58	3,683.11	4,042.93
Others	164.76	93.17	77.74	257.93	198.84
Total Segment Revenue	2,984.58	956.46	1,041.32	3,941.04	4,241.77
Less: Inter segment revenue	16.44	(5.84)	2.26	10.60	2.69
Net Sales/Income from Operations	**2,968.14**	**962.30**	**1,039.06**	**3,930.44**	**4,239.08**
Segment Results					
Power business	586.93	29.95	122.63	616.88	858.22
Others	5.83	5.03	3.62	10.86	16.78
Total Segment Results	592.76	34.98	126.25	627.74	875.00
Less: Interest Expense	129.96	37.02	78.83	166.98	265.85
Add: Unallocable Income net of unallocable expense	119.99	178.04	39.45	298.03	125.12
Total Profit Before Tax	**582.79**	**176.00**	**86.87**	**758.79**	**734.27**
Capital Employed					
Power business	3,674.59	3,375.11	3,548.10	3,375.11	3,548.10
Others	86.49	121.21	214.94	121.21	214.94
Total Capital Employed	**3,761.08**	**3,496.32**	**3,763.04**	**3,496.32**	**3,763.04**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.

Others - Electronics, Broadband Services (upto 30th June, 2004) , Project Consultancy etc.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Consolidated) for the year ended 31st March, 2005

Particulars	Year ended 31-Mar-05	Year ended 31-Mar-04 Audited
	Rs. Crores	Rs. Crores
1. a) Revenue from Power supply	**4,440.77**	**4,613.30**
b) Income from Other Operations	**464.58**	**401.48**
2. Expenditure		
a) Staff Cost	207.26	244.53
b) Cost of Power Purchased	965.43	834.89
c) Cost of Fuel	1,863.98	1,848.87
d) Cost of Components and cost of material & services in respect of contract	187.45	115.60
e) Other expenditure	479.02	530.36
f) Total expenditure (2a to 2e)	3,703.14	3,574.25
3. Operating Profit	1,202.21	1,440.53
4. Other Income	364.90	169.99
5. Interest and Finance Charges	206.77	290.52
6. Gross Profit after interest but before Depreciation, and Tax (3+4-5)	1,360.34	1,320.00
7. Depreciation/Amortisation	475.41	429.49
8. Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets		95.08
9. Provision for Contingencies	30.00	
10. Profit before Minority Interest, share of Associates and Provision for Taxation (6-7-8-9)	**854.93**	**795.43**
11. Provision for Taxation		
a) Current Tax	202.87	248.99
b) Deferred Tax	68.14	3.56
12. Net Profit after Tax before share of Associates, Minority Interests and Statutory Appropriations (10-11-12)	583.92	542.88
13. Share of (profit)/loss of Associates	(3.08)	39.96
14. Net Profit after Tax before Minority Interests and Statutory Appropriations (12-13)	587.00	502.92
15. Minority Interests	-	0.51
16. Net Profit before Statutory & Special Appropriations (14-15)	**587.00**	**502.41**
17. Statutory & Special Appropriations	(3.73)	42.16
18. Distributable Profit (16-17)	590.73	460.25
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.88	197.88
20. Reserves including Statutory Reserves	4,125.24	4,005.15
21. Earnings per Share (on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding) (In Rupees)		
Basic Earnings per share	29.82	23.23
Diluted Earnings per share	29.63	23.23

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Tata Petrodyne Ltd. (fully owned Subsidiary upto 10th March, 2005)	-
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Alaknanda Hydro Power Co. Ltd.	100
Tata Power Broadband Co. Ltd.	100
Power Links Transmission Ltd.	51
Associates :	
Nelco Ltd.	49.82
Panatone Finvest Ltd.	39.98
Tata BP Solar India Ltd.	49
Tata Ceramics Ltd.	40
Tata Projects Ltd.	30
Yashmun Engineers Ltd.	27.27
Vantech Investments Ltd.	50
Joint Ventures :	
North Delhi Power Ltd.	49

2. Other Income for the year ended 31st March, 2005 includes Profit on sale of Investment in a Subsidiary - Tata Petrodyne Ltd. Rs. 137.38 crores.

3. The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 30th May, 2005.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA